STATE STREET(R)

April 22, 2010

VIA EDGAR CORRESPONDENCE
------------------------

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:      Henderson Global Funds ("Registrant")
         (File Nos. 333-62270, 811-10399)
         --------------------------------

Dear Ms. ONeal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 38 to the Registrant's registration statement on Form N-1A ("Registration Statement") on behalf of the Henderson International Equity Fund (the "International Equity Fund"), Henderson Money Market Fund (the "Money Market Fund") and Henderson Worldwide Income Fund ( the "Worldwide Income Fund") (the International Equity Fund, the Money Market Fund and the Worldwide Income Fund, each, a "Fund" and collectively, the "Funds") that were provided to me by telephone on April 14, 2010 by the Securities and Exchange Commission.

1. SEC COMMENT: Please provide a copy of the legend required by Rule 498(b)(1)(v) of the Securities Act of 1933, as amended that will be included on each Fund's Summary Prospectus.

         RESPONSE: The following legend is included on the Summary Prospectus as noted for the Funds:

         International Equity Fund - Class I shares

         Before you invest, you may want to review the Fund's Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.henderson.com/sites/henderson/USinstitutional/funddocuments. You can also get this information free by calling 800.657.1493 or by sending an e-mail to fundcontact@hendersonna.com. The Fund's Prospectus and Statement of Additional Information, each dated April 30, 2010, are incorporated by reference into (and are considered part of) this Summary Prospectus.

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         Money Market Fund - Class A, B and C shares
         Money Market Fund - Class Z shares
         Worldwide Income Fund - Class A, B and C shares

         Before you invest, you may want to review the Fund's Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.hendersonglobalinvestors.com/funddocuments. You can also get this information free by calling 866.343.6337 or by sending an e-mail to fundcontact@hendersonna.com. The Fund's Prospectus and Statement of Additional Information, each dated April 30, 2010 are incorporated by reference into (and are considered part of) this Summary Prospectus.

2. SEC COMMENT: On the cover of the Prospectus for each Fund, please remove additional disclosure. The cover may include the investment objective and one additional sentence.

         RESPONSE: The cover of the Prospectus for the International Equity Fund will be revised and will now read as follows:

         This Prospectus contains important information about the investment objective, strategies and risks of the Henderson International Equity Fund (the "Fund") that you should know before you invest in it. Please read it carefully and keep it with your investment records. The Fund's investment objective is to achieve long-term capital appreciation primarily through investments in equities of non-U.S. companies.

         The cover of the Prospectuses for the Money Market Fund will be revised and will now read as follows:

         This Prospectus contains important information about the investment objective, strategies and risks of the Henderson Money Market Fund (the "Fund") that you should know before you invest in it. Please read it carefully and keep it with your investment records. The Fund's investment objective is to seek to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value.

         The cover of the Prospectus for the Worldwide Income Fund will be revised and will now read as follows:

         This Prospectus contains important information about the investment objective, strategies and risks of the Henderson Worldwide Income Fund (the "Fund") that you should know before you invest in it. Please read it carefully and keep it with your investment records. The Fund's investment objective is to seek total return through current income and capital appreciation.

3. SEC COMMENT: In the section entitled "Fund Summary--Investment Objective" of the Prospectus for the International Equity Fund, the investment objective states that: "The Fund's investment objective is to achieve long-term capital appreciation primarily through investment in equities of non-U.S. companies. The last part of the objective "primarily through investment in equities of non-U.S. companies" relates to the investment strategy and should be deleted.

         RESPONSE: The Registrant respectfully declines to incorporate the staff's comment. The investment objective of the Fund may be interpreted as including the strategy of investing primarily in equities of non-US companies. Therefore, the Registrant does not believe it is appropriate to change the disclosure without obtaining the necessary approvals.

4. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the International Equity Fund, please delete the sentence "Please note that the following information does not include fees that institutions may charge for services they provide to you."

         RESPONSE:  The Registrant will make the change as requested.

5. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the International Equity Fund, please delete footnote (a) which refers to the redemption fee in the fee table. You may include in a parenthetical to the redemption fee that the fee may be applicable to shares redeemed within 30 days of purchase.

         RESPONSE: Footnote (a) will be deleted and the disclosure will be revised to read as follows: "Redemption Fee (Shares redeemed or exchanged within 30 days of purchase may be subject to a fee as a percentage of the amount redeemed)".

6. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the International Equity Fund, please revise disclosure for expense limitation agreement in footnote (b) to the fee table to include who may terminate the agreement and under what circumstances.

         RESPONSE: The following sentence will be added to the footnote: "The Fund's adviser may discontinue the Expense Limitation Agreement at any time after its expiration date."

7. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund-Expense Example" of the Prospectus for the International Equity Fund, please delete "that dividends and other distributions are reinvested" in the third sentence of the first paragraph in that section. In the fourth sentence, please clarify that the example reflects the expense waiver for year one only.

         RESPONSE:  The Registrant will make the deletion as requested.

         Instruction 4(a) to Item 3 Risk/Return Summary Fee Table of Form N-1A states that: "Assumes that the percentage amounts listed under "Total Annual Fund Operating Expenses" remain the same in each year of the 1-, 3-, 5-, and 10-year periods, except that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement. An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue." In this example, the expense limitation agreement is effective until July 31, 2020. As such, the Registrant believes that it can reflect such adjustment in each year of the periods shown. Therefore, the sentence "The expense example assumes the adviser's agreement to waive fees and/or reimburse expenses expires on July 31, 2020" is accurate disclosure and should not be deleted.

8. SEC COMMENT: In the section entitled "Fund Summary-Principal Investment Risks" of the Prospectus for the International Equity Fund, please revise disclosure to include a principal risk for private placements since the Fund's principal investment strategy states that the Fund may invest in emerging markets and may invest in new companies, both through initial public offerings and private placements.

         RESPONSE: The "Smaller and Less Seasoned Companies Risk" will be revised and will now read as follows: "The risk that the Fund may invest in securities issued by smaller companies and in less seasoned issuers, including through initial public offerings and private placements. Smaller companies and, to a greater extent, less seasoned companies, may have more limited product lines, markets and financial resources than larger, more seasoned companies and, especially in the case of initial public offerings and private placements, their securities may trade less frequently and in more limited volume than those of larger, more mature companies, and the prices of their securities may be more volatile than those of larger, more established companies."

9. SEC COMMENT: In the section entitled "Fund Summary-Principal Investment Risks" of the Prospectus for the International Equity Fund, the Non-Diversification Risk states that: "The risk that, because the Fund MAY INVEST a higher percentage of its assets in a small number of issuers..." Since the Fund is non-diversified, the principal risk should be revised to state that the Fund invests a higher percentage of its assets in a small number of issuers.

         RESPONSE: The Registrant believes the disclosure is appropriate given the requirements of Form N-1A. Item 4(b)(iv) of Form N-1A requires, if applicable, a Registrant to "state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund." Although the Fund is not currently invested in a small number of issuers, it may be so invested.

10. SEC COMMENT: In the section entitled "Fund Summary-Performance" of the Prospectus for the International Equity Fund and the Prospectus for the Worldwide Income Fund, please delete the first sentence of the paragraph following the average annual total return table.

         RESPONSE:  The Registrant will make the change as requested.

11. SEC COMMENT: In the section entitled "Fund Summary-Performance" of the Prospectus for the International Equity Fund and the Prospectus for the Worldwide Income Fund, the third sentence after the average annual total return table states that: "If there is a capital loss at the end of the period, the return on after taxes on the distributions and sale of Fund shares may exceed the return before taxes due to the tax benefit of realizing a capital loss upon the sale of Fund shares, which is factored into the result." Please confirm that the statement is applicable for the Fund. If not applicable, please delete.

         RESPONSE: The Registrant will delete the sentence since it is not applicable.

12. SEC COMMENT: In the section entitled "Fund Summary-Purchases and Sales of Fund Shares" of the Prospectus for the International Equity Fund, the Prospectus for the Worldwide Income Fund and the Prospectus for the Class A, B and C shares for the Money Market Fund, please delete the sentence "Please consult the Prospectus for eligibility requirements".

         RESPONSE:  The Registrant will make the change as requested.

13. SEC COMMENT: In the section entitled "Fund Summary-Purchases and Sales of Fund Shares" of the Prospectus for each Fund, please confirm that the Fund has no subsequent investment requirements.

         RESPONSE: The Registrant confirms that the Funds have no subsequent investment requirements.

14. SEC COMMENT: In the section entitled "Additional Information about Investment Strategies and Risks" of the Prospectus for each Fund, please include the Fund's investment objective and a description of the Fund's principal investment strategies as required by Item 9(a) and Item 9(b) of Form N-1A.

         RESPONSE: Each Fund has provided a complete description of its investment objective and its principal investment strategies in its summary section. Page 18 of the adopting release for the amendments to Form N-1A states that "[i]nformation included in the summary section need not repeated elsewhere in the prospectus." To clarify, the Registrant has added the following disclosure as the first sentence of the introductory paragraph under the section "Additional Information about Investment Strategies and Risks-Investment Strategies" to the prospectus(es) for each Fund:

         "Please see the section entitled "Principal Investment Strategies" in the Fund Summary, for a complete discussion of the Fund's investment strategies."

15. SEC COMMENT: In the section entitled "Additional Information about Investment Strategies and Risks-Investment Risks" of the Prospectus for the International Equity Fund, please include a frequent trading risk, a smaller and less seasoned companies risk, and a risk for unsponsored American Depositary Receipts (ADRs) only if the Fund invests in unsponsored ADRs. In addition, if a risk is not a principal risk please indicate.

         For example, the Fund may participate in securities lending. If this is a principal risk then the disclosure would be included. If not, please remove or add a caveat that while the Fund may participate in securities lending it is not a principal risk of the Fund.

         RESPONSE: The Fund has provided a complete description of its investment risks in its summary section. Page 18 of the adopting release for the amendments to Form N-1A states that "[i]nformation included in the summary section need not repeated elsewhere in the prospectus." To clarify, the Registrant has added the following disclosure as the first sentence under the section "Additional Information about Investment Strategies and Risks-Investment Risks" to the prospectuses for each Fund:

         "Please see the section entitled "Principal Investment Risks" in the Fund Summary, for a complete discussion of the Fund's investment risks."

16. SEC COMMENT: In the section entitled "Additional Information about Investment Strategies and Risks-Changes in Policies and Additional Information-Disclosure of Portfolio Holdings" of the Prospectus for each Fund, please confirm whether the Fund's holdings are available on the Fund's website. If such holdings are available, please include the website in the disclosure in the Prospectus.

         RESPONSE: The Fund's holdings are available on the Fund's website. The Prospectus disclosure will be revised accordingly.

17. SEC COMMENT: In the section entitled "How to Purchase, Exchange and Redeem Shares-Other Considerations-Frequent Purchases and Redemptions of Fund Shares" of the Prospectus for the International Equity Fund and the Prospectus for the Worldwide Income Fund, Item 11(e)(4)(iii) of Form N-1A requires that if the fund's board of directors has adopted any policies and procedures, that the Fund describe each of these policies, procedures and restrictions with specificity. Please confirm that the Fund has described such policies, procedures and restrictions with specificity as required by Item 11 of Form N-1A.

         RESPONSE: The Registrant confirms that each Fund has described such policies, procedures and restrictions with specificity as required by Item 11 of Form N-1A.

18. SEC COMMENT: In the section entitled "Fund Summary--Investment Objective" of the Prospectuses for the Money Market Fund, the investment objective states that: "The Fund's investment objective is to seek to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value, by investing in U.S. dollar-denominated money market instruments." Please consider revising since the investment objective also includes investment strategy by indicating it is investing in U.S. dollar-denominated money market instruments.

         RESPONSE: The Registrant has revised the disclosure to delete "by investing in U.S. dollar-denominated money market instruments" from the investment objective as this change to the investment objective was not approved.

19. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectuses for the Money Market Fund:

         Class A, Class B and Class C shares:

         (a) The maximum deferred sales charge for Class A shares indicates none with a corresponding footnote (a) which describes a contingent deferred sales charge of 1.00%. Please revise the table to indicate 1.00% for Class A shares or the Fund may leave none but must delete footnote (a).

         (b)      Please delete the first sentence in footnote (b) and footnote
                  (c) to the fee table.

         (c) Please revise footnote (d) to the fee table to indicate that the Fund is a feeder fund and therefore no management fee is received by the adviser.

         (d) Please revise footnote (e) to the fee table to include who may terminate the agreement and under what circumstances.

         Class Z shares:

         (e) Please revise footnote (b) to the fee table to indicate that the Fund is a feeder fund and therefore no management fee is received by the adviser.
         (f) Please revise footnote (c) to the fee table to include who may terminate the agreement and under what circumstances

         RESPONSE:

         (a) The Registrant believes the disclosure is appropriate and respectfully declines to incorporate the staff's comment.

         b) The Registrant will make the change as requested.

         (c) Footnote (d) will be revised to read as follows: "The Fund invests as part of a "master-feeder" structure. The Fund operates as a "feeder fund" which means it invests in a separate mutual fund, or a "master fund". The fee shown is the investment advisory fee paid by State Street Money Market Portfolio (the "Master Portfolio" or "Portfolio"), a registered open-end fund, to SSgA Funds Management, Inc. ("SSgA FM"), the manager of the Master Portfolio. Under contract, the adviser receives no management fee for any period in which the Fund invests substantially all of its investable assets in a master-feeder structure."

         (d) The following sentence will be added to the footnote: "The Fund's adviser may discontinue the Expense Limitation Agreement at any time after its expiration date."

         (e) Footnote (b) will be revised to read as follows: "The Fund invests as part of a "master-feeder" structure. The Fund operates as a "feeder fund" which means it invests in a separate mutual fund, or a "master fund". The fee shown is the investment advisory fee paid by State Street Money Market Portfolio (the "Master Portfolio" or "Portfolio"), a registered open-end fund, to SSgA Funds Management, Inc. ("SSgA FM"), the manager of the Master Portfolio. Under contract, the adviser receives no management fee for any period in which the Fund invests substantially all of its investable assets in a master-feeder structure."

         (f) The following sentence will be added to the footnote: "The Fund's adviser may discontinue the expense limitation agreement at any time after its expiration date."

20. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund-Expense Example" of the Prospectuses for the Money Market Fund, please delete "that dividends and other distributions are reinvested" in the third sentence of the first paragraph in that section. In the fourth sentence, please clarify that the example reflects the expense waiver for year one only.

         RESPONSE:  The Registrant will make the deletion as requested.

         The fourth sentence will be revised to read as follows: "The expense example for 1-Year assumes the adviser's agreement to waive fees and/or reimburse expenses expires on July 31, 2012 and that the Distributor has contractually agreed to waive all distribution and service fees through December 31, 2012".

21. SEC COMMENT: The section entitled "Fund Summary-Principal Investment Strategies" of the Prospectuses for the Money Market Fund is very lengthy. Please revise and make it more of a summary.

         RESPONSE: As noted in the Prospectuses, the Money Market Fund invests as part of a "master-feeder" structure. The Money Market Fund is a "feeder" fund that will seek to achieve its investment objective by investing substantially all of its investable assets in a master fund. Therefore, the disclosure in the Prospectus mirrors the disclosure for the master fund. As a result, the Money Market Fund is not able to revise the disclosure since it needs to mirror the master fund.

22. SEC COMMENT: In the section entitled "Additional Information about Investment Strategies and Risks" of the Prospectuses for the Money Market Fund, please indicate if Mortgage-Backed and Asset-Backed Securities Risk is a principal risk. If not, please revise the disclosure to indicate while it is a risk of the Fund it is not a principal risk.

         RESPONSE: As noted in the Prospectuses, the Money Market Fund invests as part of a "master-feeder" structure. The Money Market Fund is a "feeder" fund that will seek to achieve its investment objective by investing substantially all of its investable assets in a master fund. Therefore, the disclosure in the Prospectus mirrors the disclosure for the master fund. As a result, the Money Market Fund is not able to revise the disclosure since it needs to mirror the master fund.

23. SEC COMMENT: In the section entitled "Additional Information about Investment Strategies and Risks" of the Prospectuses for the Money Market Fund, please indicate if investments in Section 4(2) Commercial Paper and Rule 144A Securities are principal investment strategies. If not, please revise the disclosure to indicate while it is an investment strategy of the Fund it is not a principal investment strategy.

         RESPONSE: As noted in the Prospectuses, the Money Market Fund invests as part of a "master-feeder" structure. The Money Market Fund is a "feeder" fund that will seek to achieve its investment objective by investing substantially all of its investable assets in a master fund. Therefore, the disclosure in the Prospectus mirrors the disclosure for the master fund. As a result, the Money Market Fund is not able to revise the disclosure since it needs to mirror the master fund.

24. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Worldwide Income Fund, please delete footnotes
(a) and (b) to the fee table.

         RESPONSE: The Registrant has removed footnote (a). The Registrant does not believe it is appropriate to remove footnote (b). Instruction 2(a)(ii) notes that if more than one type of sales charge is imposed, the table should show the maximum cumulative percentage. The maximum cumulative percentage is provided in the table as 4.75%. In order for the table to avoid being misleading, the Registrant notes that there may be a contingent deferred sales charge imposed on redemptions of Class A shares that were sold without any initial sales charge.

25. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Worldwide Income Fund, please delete footnote
(e) which refers the redemption fee in the fee table. You may include in a parenthetical to the redemption fee that the fee may be applicable to shares redeemed within 30 days of purchase.

         RESPONSE: Footnote (e) will be deleted and the disclosure will be revised to read as follows: "Redemption Fee (Shares redeemed or exchanged within 30 days of purchase may be subject to a fee as a percentage of the amount redeemed)".

26. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Worldwide Income Fund, please revise disclosure for expense limitation agreement in footnote (f) to the fee table to include who may terminate the agreement and under what circumstances.

         RESPONSE: The following sentence will be added to the footnote: "The Fund' adviser may discontinue the Expense Limitation Agreement at any time after its expiration date."

27. SEC COMMENT: In the section entitled "Fund Summary-Fees and Expenses of the Fund-Expense Example" of the Prospectus for the Worldwide Income Fund, please delete "that dividends and other distributions are reinvested" in the third sentence of the first paragraph in that section. In the fourth sentence, please clarify that the example reflects the expense waiver for year one only.

         RESPONSE:  The Registrant will make the deletion as requested.

         Instruction 4(a) to Item 3 Risk/Return Summary Fee Table of Form N-1A states that: "Assumes that the percentage amounts listed under "Total Annual Fund Operating Expenses" remain the same in each year of the 1-, 3-, 5-, and 10-year periods, except that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement. An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue." In this example, the expense limitation agreement is effective until July 31, 2020. As such, the Registrant believes that it can reflect such adjustment in each year of the periods shown. Therefore, the sentence "The expense example assumes the adviser's agreement to waive fees and/or reimburse expenses expires on July 31, 2020" is accurate disclosure and should not be deleted.

28. SEC COMMENT: In the section entitled "Fund Summary-Portfolio Turnover" of the Prospectus for the Worldwide Income Fund please delete the last sentence of that section. In addition, please note that the portfolio turnover rate reported in the Prospectus should be the same as reported in Item 13 of Form N-1A.

         RESPONSE: The Registrant will delete the sentence since it is not applicable.

29. SEC COMMENT: The sections entitled "Fund Summary-Principal Investment Strategy" and "Fund Summary-Principal Investment Risks" of the Prospectus for the Worldwide Income Fund are too lengthy. Please revise and provide a summary for each section.

         RESPONSE: The Registrant reviewed the "Fund Summary - Principal Investment Strategy" and "Fund Summary - Principal Investment Risks" sections of the Fund's prospectus. The Registrant believes that given the complex nature of the Fund, the sections appropriately disclose a summary of the strategies and risks as required by Item 4 of Form N-1A. The Registrant notes that the final rule implementing enhanced disclosure and new prospectus delivery option requirements did not specifically impose page limit requirements and did not impose such limits because of concerns that "page limits could constrain appropriate disclosure and lead funds to omit material information."

30. SEC COMMENT: In the section entitled "Fund Summary-Principal Investment Strategy" of the Prospectus for the Worldwide Income Fund, please revise disclosure to indicate the percentage of assets invested outside the United States and the number of countries in which the Fund invests outside of the United States. It was noted that percentage of assets outside the United States should be at least 40% and the number of countries should be at least three countries.

         RESPONSE: The Fund currently invests approximately 75% of its assets outside the United States and invests in over 10 different countries, but the Registrant respectfully declines to add specific disclosure to the Prospectus. However, the Fund will add the following disclosure to the "Principal Investment Strategies" section of the Prospectus:

         "The Fund has no limits on the geographic asset distribution of its investments and may invest in companies domiciled in any country that the managers believe to be appropriate to the Fund's objective."

31. SEC COMMENT: In the section entitled "Fund Summary-Performance" of the Prospectus for the Worldwide Income Fund, please delete in the second paragraph above the bar chart the sentence that reads: "Due to differing sales charges and expenses, the performance of classes not shown in the bar chart will be lower."

         RESPONSE:  The Registrant will make the change as requested.

32. SEC COMMENT: In the section entitled "Fund Summary-Performance" of the Prospectus for the Worldwide Income Fund, please revise the last sentence after the average annual total return table to read: "The after tax returns of Class B and Class C shares will vary."

         RESPONSE:  The Registrant will make the change as requested.

33. SEC COMMENT: Please provide a copy of the disclosure required by Item 17(b)(1), Item 17(b)(3)(ii) and Item 17(b)(10).


         RESPONSE: Please see Exhibit A attached hereto for a draft of the disclosure required by such Items. Please note Exhibit A is subject to internal review and may be modified prior to filing the amendment to the Registration Statement.


If you have any further comments or questions, please contact me at (617) 662-3969.

                              Sincerely,

                              /s/ Francine S. Hayes

                              Francine S. Hayes
cc:      C. Yarbrough

                                    EXHIBIT A

LEADERSHIP STRUCTURE AND THE BOARD OF TRUSTEES. The Board has general oversight responsibility with respect to the business and affairs of the Fund. The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and the other service providers to the Fund. The Board currently is composed of four Trustees, including three Trustees who are not "interested persons" of the Trust, as that term is defined in the 1940 Act. In addition to five regularly scheduled in-person meetings per year, the Board may hold special in-person and/or telephone meetings and informal conference calls to discuss specific matters that may require action prior to the next regularly scheduled meeting. As discussed below, the Board has established three committees to assist the Board in performing its oversight responsibilities.

The Board has appointed an Independent Chairperson, who serves as a spokesperson for the Board, is primarily responsible for facilitating communication among the Trustees and between the Board and the officers and service providers of the Trust and presides at meetings of the Board. In conjunction with the officers and legal counsel, the Independent Chairperson develops agendas for Board meetings that are designed to be relevant, prioritized, and responsive to Board concerns. The Board has determined that this leadership structure is appropriate given the size and nature of the Henderson Funds and the size of the Board. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. As required by rules the SEC has adopted under the 1940 Act, the Fund's Independent Trustees select and nominate all candidates for Independent Trustee positions.

The trustees were selected to serve and continue on the Board based upon their skills, experience, judgment, analytical ability, diligence, ability to work effectively with other Board members, a commitment to the interests of the Fund and, for each Independent Trustee, a willingness to take an independent and questioning view of management. Each Trustee also has considerable familiarity with the Trust, its adviser and distributor, and their operations, as well as the special responsibilities of investment company directors as a result of his substantial service as a trustee of the Trust. The following is a brief discussion of the specific education, experience, qualifications or skills that led to the conclusion, as of the date of this SAI, that each person identified below should serve as a trustee for the Trust. References to the qualifications, attributes and skills of trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

C. Gary Gerst. Mr. Gerst has served as a trustee of the Trust since 2001 and as Chairman of the Board since 2005. Mr. Gerst currently is the President of KCI, Inc., a private corporation investing in non-public investments, a Co-Chairman of Cornelius & Lothian LP, a private investment partnership, a Member of the Governing Council of the Independent Directors Council (IDC), and a Board Member of the Investment Company Institute (ICI). Mr. Gerst has served as the chief executive officer of a NYSE listed company and has served as Co-Chairman and Chief Executive Officer of LaSalle Partners, predecessor of Jones Lang LaSalle. Mr. Gerst has an MBA in finance and has been designated as an audit committee financial expert of the Trust's Audit Committee.

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Roland C. Baker. Mr. Baker has served as a trustee of the Trust since 2001. Mr.
Baker currently serves as a consultant to the financial services industry and serves as a Director of North American Company for Life and Health Insurance and a Director of Midland National Life Insurance Company. Mr. Baker has held numerous senior management positions in the financial services industry, serving as President of First Penn-Pacific Life Insurance Company, a member of the Lincoln Financial Group, Founder, Chairman and Chief Executive Officer of Baker, Rakich, Shipley & Politzer, Inc, consultants to the financial services industry, Chief Executive Officer of the Signature Group, a company specializing in direct response marketing of personal insurance, Chairman and Chief Executive Officer of Old American Insurance Company, a life and health insurer, Senior Vice President of Colonial Penn Group, during which time he was responsible for the financial, actuarial and strategic planning divisions, and Senior Vice President of Beneficial Standard Life Insurance Company. Mr. Baker has held leadership positions in various not-for-profit organizations including the American Institute of Certified Public Accountants, the Society of Financial Service Professionals, the National Association of Independent Insurers, the American Institute for Property and Liability Underwriters, and the American Council of Life Insurance. Mr. Baker has previously served on various for profit and not-for-profit boards, including serving as a member of the California State Teacher's Retirement Board. Mr. Baker has an MBA, is a Certified Public Accountant (inactive), a Chartered Life Underwriter and a Fellow of the Life Insurance Management Institute and has been designated as an audit committee financial expert of the Trust's Audit Committee.

Faris F. Chesley. Mr. Chesley has served as a trustee of the Trust since 2002. Mr. Chesley is Founder and Chairman of Chesley, Taft & Associates, LLC, a registered investment adviser. Mr. Chesley has held numerous senior management positions in the financial services industry, serving as Vice Chairman of ABN AMRO Incorporated, during which tenure he was Chairman of the firm's Investment Policy Committee and a member of its Risk Committee, Management Committee and Investment Advisory Committee, and as Executive Vice President and Director of Prescott, Ball & Turben, Inc, a brokerage firm. Mr. Chesley has served on the Midwest Stock Exchange's Specialist Evaluation Committee and as Chairman of the Securities Industry Association's Central States District. He currently serves on the Investment Committee of the Presbyterian Homes. Mr. Chesley has been designated as an audit committee financial expert of the Trust's Audit Committee.

Sean M. T. Dranfield. Mr. Dranfield has served as a trustee of the Fund since 2001. Mr. Dranfield is Director of Global Distribution of Henderson Global Investors. Prior to _____ Mr. Dranfied was Global Head of Institutional Marketing for Booz Allen Hamilton Inc.

RISK OVERSIGHT. Through its direct oversight role, and indirectly through its committees and the officers and service providers, the Board performs a risk oversight function for the Fund consisting, among other things, of the following activities: (1) at regular Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Fund, including but not limited to investment, compliance and valuation risks;
(2) reviewing and approving, as applicable, compliance policies and procedures of the Fund; (3) meeting with portfolio management teams to review investment strategies, techniques and processes; (4) reviewing reports generated by and/or meeting with representatives of key service providers to review and discuss the risks associated with their activities for the Fund and any

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measures taken to mitigate those risks; and (5) engaging the services of the
Fund's CCO to report regularly and test the compliance procedures of the Fund and the service providers.

STANDING COMMITTEES OF THE BOARD. The Board oversees other series of the Trust that are not part of this SAI. Information below represents meetings held on behalf of all the Henderson Funds. The Board has an Audit Committee, a Governance Committee and a Valuation Committee, the responsibilities of each are described below. Each of the Audit Committee and Governance Committee is comprised solely of Independent Trustees. The Valuation Committee is comprised of both interested and Independent Trustees.

The Audit Committee makes recommendations regarding the selection of independent registered public accounting firm for the Trust, confers with the independent registered public accounting firm regarding the Trust's financial statements, the results of audits and related matters and performs such other tasks as the full Board deems necessary or appropriate. The Audit Committee is comprised only of Independent Trustees, receives annual representations from the Trust's independent registered public accounting firm as to its independence, and has a written charter that delineates the Committee's duties and powers. Currently, the members of the Audit Committee are Messrs. Baker (Chair), Chesley and Gerst. The Audit Committee held three meetings during the fiscal period ended July 31, 2009.

The Governance Committee oversees the effective functioning of the Board and its committees. It also seeks and reviews candidates for consideration as nominees for membership on the Board. Shareholders wishing to submit the name of a candidate for consideration by the committee should submit their recommendation(s) to the Secretary of the Trust. Currently, the members of the Governance Committee are Messrs. Baker, Chesley and Gerst (Chair). The Governance Committee held one meeting during the fiscal period ended July 31, 2009.

During the fiscal period ended July 31, 2009, the Valuation Committee determined a fair value of securities for which market quotations were not readily available. Effective September 29, 2008, the Board changed its process so that the Valuation Committee meets no less frequently than monthly to review pricing determinations made by the Adviser's Pricing Committee. Currently, the members of the Valuation Committee are Messrs. Chesley (Chair) and Dranfield. The Valuation Committee held fourteen meetings during the fiscal period ended July 31, 2009.

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